Part II

IMPORTANT INFORMATION ABOUT THIS 1-K AMENDED

Investment Grade R.E. Income Fund, LP (“us”, “we” or the “Fund”) pursuant to 17 CFR §230.257(c) has filed this amended 1-K (the “1-K/A”) so as to amend, clarify and restate as applicable certain provisions of the form 1-K which was erroneously filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 20, 2023 (the “July 1-K”).

This 1-K/A sets “forth the complete text of each item as amended, but [does] not include any items that were not amended” (17 CFR §230.257(c)). Accordingly, this 1-K/A should be read in conjunction with the July 1-K as Items 1-6 of Part II of the July 1-K remain unchanged. Specifically, this 1-K/A seeks to amend the financial statements and the auditor report as required by Part II, Item 7 of Form 1-K.

The amendments made to Item 7 in this 1-K/A are designated accordingly:

●	Underlined and italicized numbers and terms indicate new or revised text from the July 1-K
●	Numbers or terms that are ~~crossed out~~ (strikethrough) identifies text or numbers deleted from the July 1-K

1

Item 7:

Financial Statements

Our financial statements have been audited by dbbmckennon, Newport Beach, California. We have included our financial statements in reliance on dbbmckennon’s report, as experts in accounting and auditing

2

INDEPENDENT AUDITORS’ REPORT

To the Partners and Management

Investment Grade R.E. Income Fund, L.P.

Opinion

We have audited the accompanying consolidated financial statements of Investment Grade R.E. Income Fund, L.P. (the “Fund”) (a California limited partnership), which comprise the consolidated statements of financial condition as of December 31, 2022 and 2021, and the related consolidated statements of operations and partner’s ~~members’~~ equity, and of cash flows for years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Investment Grade R.E. Income Fund, L.P. as of December 31, 2022 and 2021, and the consolidated results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the ~~Company~~ Fund and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter - Restatement of Financial Statements

As discussed in Note 2, the Fund restated its financial statements to correct an error.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditors’ Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the ~~Company’s~~ Fund’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the ~~Company’s~~  Fund’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Newport Beach, California

July ~~17~~ 25, 2023

3

INVESTMENT GRADE R.E. INCOME FUND, L.P.

~~BALANCE SHEETS~~

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2022 AND 2021

	2022	2021
Assets	Restated
~~Current assets:~~
Cash	$1,655,465	$513,978
Real Estate Held for Investment	16,302,586	9,645,294
Other assets	100,408	147,565
Total assets	$18,058,459	$10,306,837

Liabilities and Partners’ Equity

Liabilities:
Accounts payable	$5,286	$10,255
Related party advances	8,203	545,773
Accrued Liabilities	2,562	3,196
Deferred revenue	37,867 ~~34,080~~	-
Dividends payable	58,725	-
Note payable	9,166,072	5,853,360
Total liabilities	9,278,715 ~~9,274,928~~	6,412,584
Partners’ Equity:
Limited partnership units	10,625,525	4,904,030
Accumulated deficit~~/Retained earnings~~	(1,845,781) ~~-1,841,994~~	(1,009,777)
Total partners’ equity	8,779,744 ~~8,783,531~~	3,894,253
Total liabilities and partners’ equity	$18,058,459	$10,306,837

4

INVESTMENT GRADE R.E. INCOME FUND, LP

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	2022	2021
	Restated
Lease revenues	$827,013 ~~830,800~~	$421,550
Costs of revenues	202,908	110,706
	624,105 ~~627,892~~	310,844
Operating Expenses:
General and administrative	577,229	829,872
Total operating expenses	577,229	,229
Operating income (loss)	46,876 ~~50,663~~	-519,028
~~Other income~~
Interest expense, net	294,570	163,366

~~Loss before provision for income taxes~~	~~-243,907~~	~~-682,394~~
~~Provision for income taxes~~	~~-~~	~~-~~
Net loss	(247,694)~~243,907~~	(682,394)
Basic and diluted loss per LP unit	(33.47)	(185.74)
Weighted average LP units outstanding, basic and diluted	7,401	3,674

5

INVESTMENT GRADE R.E. INCOME FUND, LP

CONSOLIDATED STATEMENT OF PARTNERS’ EQUITY ~~(DEFICIT)~~

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

Restated

	Units	Amount	~~Retained Earnings /~~ Accumulated Deficit	Total Partners’ Equity
~~31-Dec-21~~ December 31, 2020	2,015	$1,674,889	$(120,813)	$1,554,076
Limited partnership units issued for cash, net of offering costs	3,501	3,216,141	-	3,216,141
Limited partnership units issued for cash - related party	13	13,000	-	13,000
Distributions to members	-	-	-206,570	-206,570
Net loss	-	-	-682,394	-682,394
~~31-Dec-21~~  December 31, 2020	5,529	$4,904,030	$(1,009,777)	$3,894,253
Limited partnership units issued for cash, net of offering costs	6,315 ~~6,293~~	5,741,495	-	5,741,495
Limited partnership units issued for cash - related party	22	20,000	-	20,000
Redemption of limited partnership units - related party	-40	-40,000	-	-40,000
Distributions to members	-	-	-588,310	-588,310
Net loss	-	-	(247,694)~~-243,907~~	(247,694)-~~243,907~~
December 31,2022	11,826 ~~11,804~~	$10,625,525	$(1,845,781) ~~(1,841,994 )~~	$(8,779,744) ~~8,783,531~~

6

INVESTMENT GRADE R.E. INCOME FUND, LP

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

Restated

	2022		2021

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss		$(247,694) (~~243,907~~ )		$(682,394)
Adjustments to reconcile net loss to net cash provided by/(used in) operating activities:
Depreciation		202,908		110,706
Changes in operating assets and liabilities:
Other assets		47,157		(147,565)
Accounts payable		(4,969)		(141,277)
Accrued liabilities		(634)		(5,004)
Deferred revenue		37,867 ~~34,080~~		-
Net cash provided by (used in) operating activities		34,635		(865,534)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of real estate held for investment		(6,860,200)		(9,756,000)
Net cash used in investing activities		(6,860,200)		(9,756,000)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds - related party advance for purchase of property		-		1,262,185
Repayments - related party advance for purchase of property		(537,570)		(997,185)
Related party advances, net		-		11,941
~~Deferred~~ Offering Costs		(569,207)		(395,490)
Proceeds - note payable		3,350,000		5,853,600
Repayments - notes payable		(37,288)		(240)
Proceeds from sale of limited partnership units		6,330,702		3,624,631
Redemption by member - related party		(40,000)		-
Distributions to members		(529,585)		(206,570)
Net cash provided by financing activities		7,967,052		9,152,872

Increase/(decrease) in cash and cash equivalents		1,141,487		(1,468,662)
Cash, beginning of year		513,978		1,982,640
Cash, end of year		$1,655,465		$513,978

Supplemental disclosures of cash flow information:
Cash paid for interest		$274,332		$163,365
Cash paid for income taxes	$		$

7

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Investment Grade R.E. Income Fund, L.P. (which may be referred to as the “Fund,” “we,” “us,” or “our”) was formed on September 27, 2019 (“Inception”) in the State of Delaware. The Fund’s headquarters are located in Santa Barbara, California. The Fund was formed to raise up to $40 million under Regulation A Plus from a wide range of individual and institutional investors, with a primary focus on individual accredited and non- accredited investors, to acquire commercial real estate (the “Offering.”) The fundraising activity will be primarily done through brokers/dealers registered with the United States Securities and Exchange Commission throughout the United States.

The Fund’s General Partner is IGRE Capital Holdings, LLC, a California limited liability company.

Management’s Plans

In January 2021, the Fund commenced operations upon raising its initial $2.5 million in gross equity proceeds. Through December 31, 2022, the Fund raised a total of approximately $10.6 million from the sale of LP units. In May 2021, the Fund closed on the acquisition of its first investment property to generate commercial lease income, whose current and projected cash flow is sufficient to cover its debt service, primarily due to the debt being interest only for the first seven (7) years, and necessary reserves. In September 2022, the Fund purchased an additional property which has increased the commercial lease income of the Fund. The debt service continues to be covered by this additional cash flow. Note that both properties are occupied under a triple-net lease and thus the tenant is responsible for all operating expenses. Additionally, subsequent to December 31, 2022, the Fund has raised gross proceeds of approximately $93~~0~~1,000 – see NOTE 9. We believe that the Funds cash flows will be sufficient to enable it to continue as a going concern for a period in excess of 12 months from the release of these financial statements and that any substantial doubt about the Fund’s ~~Company’s~~ ability to continue as a going concern is alleviated.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

~~There are no assurances that management will be able to raise capital on terms acceptable to the Fund. If we are unable to obtain sufficient amounts of capital, we may be required to reduce the scope of our planned acquisitions, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.~~

Restatement

The Fund restated its financial statements to correct an error to reduce revenues and increase net loss by $3,787.

Basis of Presentation

The accounting and reporting policies of the Fund conform to accounting principles generally accepted in the United States of America (“US GAAP”). The Fund’s financial statements will ultimately be presented on a non-classified balance sheet since the Fund’s primary operating assets and liabilities will not be reported as current versus non-current. We are providing ~~a Consolidated Statement of Operations~~ consolidated financial statements to include accounts of Investment Grade R.E. Income Fund, LP and JJB Investment Company, LLC, and all significant intercompany transactions have been eliminated.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Fund. Unobservable inputs are inputs that reflect the Fund’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

8

Level 2- Include other inputs that are directly or indirectly observable in the marketplace.

Level 3- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near the near future.

Risks and Uncertainties

The Fund has limited operating history. The Fund’s business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Fund’s control could cause fluctuations in these conditions, including but not limited to: its ability to raise sufficient funds from investors to acquire commercial real estate, the availability of suitable real estate properties to acquire, and changes to regulations and laws. Adverse developments in these general business and economic conditions could have a material adverse effect on the Fund’s financial condition and the results of its operations.

Cash and Cash Equivalents

For purpose of the consolidated statements of cash flows, the Fund considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful life. Leasehold improvements are depreciated over shorter of the useful life or lease life. Maintenance and repairs are charged to operations as incurred. Significant renewals and betterments are capitalized. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Real Estate Held for Investment

Real estate assets will be stated at the lower of depreciated cost or fair value, if deemed impaired. Major replacements and betterments are capitalized and depreciated over their estimated useful lives. Depreciation is computed on a straight-line basis over the useful lives of the properties (buildings and improvements: 39.5 years.) We continually evaluate the recoverability of the carrying value of our real estate assets using the methodology prescribed in Accounting Standards Codification (“ASC”) Topic 360, “Property, Plant and Equipment,” Factors considered by management in evaluating impairment of its existing real estate assets held for investment include significant declines in property operating profits, annually recurring property operating losses and other significant adverse changes in general market conditions that are considered permanent in nature. Under ASC Topic 360, a real estate asset held for investment is not considered impaired if the undiscounted, estimated future cash flows of an asset (both the annual estimated cash flow from future operations and the estimated cash flow from the theoretical sale of the asset) over its estimated holding period are in excess of the asset’s net book value at the balance sheet date. If any real estate asset held for investment is considered impaired, a loss is provided to reduce the carrying value of the asset to its estimated fair value.

9

Real Estate Held for Sale

We will periodically classify real estate assets as held for sale. An asset is classified as held for sale after the approval of the Fund’s management and after an active program to sell the asset has commenced. Upon the classification of a real estate asset as held for sale, the carrying value of the asset is reduced to the lower of its net book value or its estimated fair value, less costs to sell the asset. Subsequent to the classification of assets as held for sale, no further depreciation expense is recorded.

Real estate assets held for sale will be stated separately on the balance sheet. Upon a decision to no longer market as an asset for sale, the asset is classified as an operating asset and depreciation expense is reinstated. A gain or loss on the sale of a property will be recorded in the statement of operations.

Cost Capitalization

A variety of costs are incurred in the acquisition and development of properties such as costs of acquiring a property development costs, construction costs, interest costs, real estate taxes, salaries and related costs and other costs incurred during the period of development. After determination is made to capitalize a cost, it is allocated to the specific component of a project that is benefited. Determination of when a development project is substantially complete, and capitalization must cease involves a degree of judgment. Our capitalization policy on development properties is guided by ASC Topic 835-20 “Interest – Capitalization of Interest” and ASC Topic 970 “Real Estate – General.” We cease capitalization on costs upon completion.

Revenue Recognition

The Fund has adopted ASC Topic 606, “Revenue from Contracts with Customers”, which establishes a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most of the existing revenue recognition guidance. This standard requires the Fund to recognize, for certain of its revenue sources, the transfer of promised goods or services to customers in an amount that reflects the consideration the Fund is entitled to in exchange for those goods or services.

We earn rental revenue from operating lease contracts for the use of dedicated spaces within owned assets, which is our only underlying asset class. Lease rentals are recorded on a straight-line basis. Any identified uncollectible amounts related to individual lease contracts are presented as an adjustment to revenue. Any renewal options of real estate lease contracts are considered a new, separate contract and will be recognized at the time the option is exercised on a straight-line basis over the renewal period. The difference between the amounts earned and billed are reported on the accompanying statement of financial condition.

As of December 31, 2022, our average remaining commercial lease term was approximately 10.8 years. We anticipate revenue from existing leases to be as follows:

Year Ending December 31,

2023	$1,161,129
2024	1,161,129
2025	1,161,129
2026	1,161,129
2027	1,161,129
Thereafter	6,545,113
Total	$12,350,758

Income Taxes

The Fund is taxed as a Limited Partnership (“LP”). Under these provisions, the Fund does not pay federal corporate income taxes on its taxable income. Instead, the Limited Partners are liable for individual federal and state income taxes on their respective shares of the Fund’s taxable income. The Fund will pay state income taxes at reduced rates. In addition, the Fund doesn’t have any open tax examinations.

10

Concentration of Credit Risk:

~~Subsequent to the balance sheet date, the~~ The Fund maintains its cash with a bank located in the United States of America and believes it to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Fund may maintain balances in excess of the federally insured limits.

Net Loss per Unit

The Fund’s computation of earnings (loss) per share (“EPS”) includes basic and diluted EPS. Basic EPS is measured as the income (loss) available to common unit holders divided by the weighted average number of LP units outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common shares (e.g., LP unit warrants and LP unit options) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential LP units that have an anti-dilutive effect (i.e., those that increase income per unit or decrease loss per unit) are excluded from the calculation of diluted EPS.

Loss per LP unit is computed by dividing net loss by the weighted average number of LP units outstanding during the respective periods. Basic and diluted loss per LP unit is the same for all periods presented because all LP unit warrants and LP unit options outstanding were anti-dilutive.

Offering Costs

The Fund will capitalize costs related to its Offering and will offset the proceeds from the sale of equity. In the event the Offering is unsuccessful, such costs will be expensed. During the years ended December 31, 2022 and 2021, the Fund offset $569,207 and $395,490, respectively of offering costs against proceeds received from the sale of equity.

11

Recent Accounting Pronouncements

The Financial Accounting Standards Board (“FASB”) issues Accounting Standard Updates (“ASU”) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. The Fund believes those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Fund or (iv) are not expected to have a significant impact on the Fund.

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842), specifying the accounting for leases, which supersedes the leases requirements in Topic 840, Leases. The objective of Topic 842 is to establish the principles that lessees and lessors shall apply to report useful information to users of consolidated financial statements about the amount, timing, and uncertainty of cash flows arising from a lease. Lessees are permitted to make an accounting policy election to not recognize the asset and liability for leases with a term of twelve months or less. Lessors’ accounting is largely unchanged from the previous accounting standard. In addition, Topic 842 expands the disclosure requirements of lease arrangements. Lessees and lessors may use a modified retrospective transition approach, which includes several practical expedients. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2021, with early adoption permitted. The Fund did not have any leases that were impacted by ASC 842 and as such no adjustments were recorded.

NOTE 3 – RELATED-PARTY TRANSACTIONS

As of December 31, 2022 and 2021, the Fund owed $8,203 and $545,773, respectively, to its General Partner to fund start-up and operational expenses, as well as costs of the offering of securities. Such amounts do not incur interest and are due on demand.

The General Partner loaned a total of $1,262,185 to the Fund to help close the acquisition of the Kohl’s property - see NOTE 4. During the years ended December 31, 2022 and 2021, the Fund repaid $265,000 and $997,185, respectively.

The General Partner or its Affiliates shall be entitled to receive the following fees:

Asset Management Fee

Equal to an annualized rate of up to 0.65% of the Fund’s net asset value (“NAV”) at the end of each prior month. During the years ended December 31, 2022 and 2021, the Fund incurred asset management fees of $72,822 and $38,867, respectively. Such expenses are ~~is~~ included in G&A.

Acquisition Fees

Acquisition fee of 3% of the purchase price each of the Fund’s equity investments in real estate. As of December 31, 2021, the Fund had an outstanding payable due to the General Partner of $185,837 for the acquisition fee associated with the May 21, 2021 acquisition of the Kohl’s property in Menomonee Falls, WI. This amount was paid during 2022. The ~~Company~~ Fund paid an acquisition fee to the General Partner for the acquisition of the ~~Coterra~~ property in in 2022 in the amount of $203,025. Such expenses are ~~is~~ included in ~~G&A~~ General and Administrative expenses in the accompanying consolidated statements of operations.

Disposition Fees

Disposition fee of 1% of the gross sale price, as well as 20% of any net profits realized from the sale of any of the Fund’s equity investments in real estate. See Note 5 for additional information.

Reimbursement of Expenses.

The Fund shall pay or reimburse the General Partner and its Affiliates for the following:

Formation Expenses

The General Partner is entitled to reimbursement for all third-party charges and out-of-pocket costs and expenses (collectively, “Formation Expenses”) paid by the General Partner, and its Affiliates in connection with the formation of the Fund, the Offering and the admission of investors in the Fund.

12

Operating Expenses

The General Partner is entitled to reimbursement for all third party charges and out-of-pocket costs and expenses (collectively, “Operating Expenses”) paid by the General Partner and its Affiliates that are related to the operations of the Fund, including, without limitation, those related to (i) forming and operating Subsidiaries, (ii) accounting, auditing, tax return preparation, financial reporting, and legal services, and insurance, including without limitation to protect the Fund, the General Partner, their Affiliates, and Limited Partners in connection with the performance of activities related to Company, (iii) any indemnification obligations of the Fund, (iv) litigation, (v) borrowings of the Fund, (vi) liquidating the Fund, (vii) any taxes, fees or other governmental charges levied against the Fund and all expenses incurred in connection with any tax audit, and (viii) any distributions.

NOTE 4 – PROPERTY HELD FOR INVESTMENT

Kohl’s Property

On February 22, 2021, the Fund entered into a Real Property Purchase Agreement ~~(“Agreement”)~~ with Roth Menonomee Falls LLC, a Wisconsin limited liability company ~~(“Seller”)~~, to acquire a single tenant property located in Menomonee Falls, WI, which is leased by Kohl’s Corporation (the “Property”), in the amount of $9,756,000. ~~In accordance with the agreement, the Fund deposited $100,000 to escrow with American Title Insurance Company.~~

~~On March 2, 2021, the Fund and Seller signed the First Amendment to the Real Property Purchase Agreement, which extended the Contingency Waiver Date by five days until March 29, 2021.~~

~~On March 29, 2021, the Fund and Seller signed the Second Amendment to the Real Property Purchase Agreement, extending the Closing date to May 5, 2021. In consideration of Seller agreeing to extend the Closing date, the Fund agreed to deposit an additional $200,000 to escrow. On March 29, 2021, the Fund deposited $200,000 in earnest money to American Title Insurance.~~

~~On May 5, 2021, the Fund and Seller signed the Third Amendment to the Real Property Purchase Agreement, extending the Closing date again to May 21, 2021. In consideration of Seller agreeing to again extend the Closing date, the Fund agreed to deposit an additional $300,000 to escrow. On May 5, 2021, the Fund deposited $300,000 in earnest money to American Title Insurance.~~

On May 21, 2021, the Fund closed on the acquisition of the Property.

Coterra Property

On March 2, 2022, the Fund entered into a Contract for Sale (“Agreement”) with Carlsbad BF, LLC, a Texas limited liability company (“Seller”), to acquire a single tenant property located in Carlsbad, New Mexico, which is leased by Cimarex Energy Co. (the “Property”), in the amount of $7,101,625. In accordance with the agreement, on March 31, 2022, the Fund deposited $50,000 to escrow with Network Closing Services.

On June 2, 2022, the Fund and Seller signed the First Amendment to the Contract for Sale to extend the inspection period to July 1, 2022. In consideration of Seller agreeing to extend the inspection period, the Fund agreed to deposit an additional $25,000 to escrow. On July 29, 2022, the Fund deposited $25,000 in earnest money to Network Closing Services.

On June 22, 2022, the Fund and Seller signed the Second Amendment to the Contract for Sale to reduce the purchase price to $6,767,500. In consideration of Seller agreeing reduce the purchase price, the Fund agreed to deposit an additional $50,000 to escrow. On August 5, 2022, the Fund deposited $25,000 in earnest money to Network Closing Services. On August 8, 2022, Fund deposited an additional $25,000 in earnest money to Network Closing Services

On July 15, 2022, the Fund and Seller signed a mutually agreed upon Third Amendment to the Contract for Sale, which extended closing to July 22, 2022.

On July 21, 2022, the Fund and Seller signed a mutually agreed upon Fourth Amendment to the Contract for Sale, which extended closing to July 29, 2022.

13

On July 29, 2022, the Fund and Seller signed the Fifth Amendment to the Contract for Sale, which extended closing to August 12, 2022. In consideration of Seller agreeing to extend the Closing date, the Fund agreed to deposit an additional $25,000 deposit to escrow. On August 12, 2022, the Fund deposited $25,000 in earnest money to Network Closing Services.

On September 8, 2022, the Fund closed on the acquisition of the Property : the Fund incurred acquisition costs of $92,700 .

Real estate held for investment as reported on the consolidated statement of financial condition consists of:

The buildings are depreciated over 39.5 years and had depreciation expense for the years ended December 31, 2022 and 2021 of, $202,908 and $110,706, respectively.

NOTE 5 – LEASE

Terms of the lease with Kohl’s Corporation:

Annual Rent:	$687,792
Lease Type:	Triple Net
Lease Term remaining:	11.5 years (through November 30, 2032)
Renewal Options:	Six options of five years each
Lease guarantor:	Kohl’s Corporation

The Fund’s future annual minimum lease payments for this lease as of December 31, 2022 are as follows:

14

Terms of the lease with Cimarex Energy Co.:

Annual Rent:	$454,404 with increasing rent every 3 years
Lease Type:	Triple Net
Lease Term remaining:	15 years (through ~~May 3, 2035~~ September 5, 2034)
Renewal Options:	Three options of five years each
Lease guarantor:	Cimarex Energy Co.

The Fund’s future annual minimum lease payments for this lease as of December 31, 2022 are as follows:

NOTE 6 – LONG-TERM DEBT

On May 21, 2021, the Fund entered into a non-recourse Loan Agreement with UBS AG to provide a first mortgage loan against the Kohl’s property. Terms of the loan are as follows:

Loan Amount:	$5,853,600
Term:	10 years
Interest Rate:	3.848% fixed
Interest only period:	7 years
Amortization period:	Year 8 – Year 10
Amortization schedule:	30 years

In addition to the amount advanced by UBS AG pursuant to the Loan, the Fund funded the balance of the Purchase Price as well as legal, title, loan fees and other fees associated with closing the transaction. The General Partner loaned a total of $1,262,185 to the Fund to help close the transaction (see NOTE 3). During the years ended December 31, 2022 and 2021, interest expense related to the mortgage loan was $225,247 and $163,366, respectively

On September 9, 2022, the Fund entered into a non-recourse Loan Agreement with CNB to provide a first mortgage loan against the Coterra property. Terms of the loan are as follows:

Loan Amount:	$3,350,000
Term:	20 years
Interest Rate:	5.50 % adjusting rate every 5 years, with a floor of 5.50%
Interest only period:	N/A
Amortization schedule:	20 years

In addition to the amount advanced by CNB pursuant to the Loan, the Fund funded the balance of the Purchase Price as well as legal, title, loan fees and other fees associated with closing the transaction. During the years ended December 31, 2022 and 2021, interest expense related to the loan was $69,323 and $0, respectively.

15

Future annual minimum principal payments as of December 31, 2022 are as follows:

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Fund is not currently involved with and does not know of any pending or threatening litigation against the Fund.

NOTE 8 – PARTNER’S EQUITY ~~(DEFICIT)~~

LP Units

The General Partner is authorized to create and issue new classes of securities as necessary without amendment to the Fund’s operating agreement.

Profits and losses shall be allocated to holders of LP interests in proportion to their respective ownership of issued LP interests.

Distributions of Cash from Operations. After the Limited Partners have received an amount equal to their accrued but undistributed Preferred Return, the General Partner will receive 20% of all distributable Cash from Operations.

Distribution of Cash from the Sale of Investments. The General Partner is entitled to receive 20% of the net profit on sales of Investments after the Limited Partners have received the return of their investment plus an amount equal to their accrued but undistributed Preferred Return.

Pursuant to the terms of the Fund’s Partnership Agreement, certain investors may pay less for their units. The reduced price per unit results in more units being issued per dollar invested which increases the investors’ overall return. As a result of selling commission paid when purchasing units through a broker dealer, versus units purchased net of commissions when referred through a registered investment advisor, or sold by the issuer, limited partners may pay more for their units.

The Fund intends to pay a target Preferred Return to Limited Partners 6% annualized return on its investments, paid monthly, of which there is no guarantee. During the year ended December 31, 2022 and 2021, the fund declared cash distributions of $588,310 and $206,570, respectively, which represents the Funds targeted Preferred Return of 6%, per annum.

16

During the year ended December 31, 2022, unrelated parties invested total gross proceeds of $5,741,495 in exchange for the issuance of 6,293 LP units, net of direct commissions and other offering costs of $569,207.

During the year ended December 31, 2022, related parties invested total gross proceeds of $20,000 in exchange for the issuance of 22 LP units.

During the year ended December 31, 2022, a related party redeemed 40 LP units in exchange for $40,000.

During the year ended December 31, 2021, unrelated parties invested gross proceeds of $3,611,631 in exchange for the issuance of 3,501 LP units, net of commissions and other offering costs of $395,490.

During the year ended December 31, 2021, related parties invested total gross proceeds of $13,000 in exchange for the issuance of 13 LP units.

NOTE 9 – SUBSEQUENT EVENTS

The Fund has evaluated subsequent events occurring after December 31, 2022 through July ~~21~~ 25, 2023, the issuance date of these financial statements.

Subsequent to December 31, 2022, the Fund raised an additional ~~$930,000~~ $931,305 through the issuance of 931 ~~0~~ LP Units.

There have been no other material events or transactions during this time which would have a material effect on the financial statements, other than what has been reported in the Fund’s financial statements.

17

Exhibit Number	Exhibit Description
1.1	Form of Dealer Manager Agreement by and between KCD Financial, Inc. previously provided at https://www.sec.gov/Archives/edgar/data/1798925/000149315223024980/ex1-1.htm
2.1	Certificate of Limited Partnership of the Fund filed with the Delaware Secretary of State on September 27, 2019 – previously submitted at https://www.sec.gov/Archives/edgar/data/1798925/000149315220013601/ex2-1.htm
2.2	Certificate of Correction of Certificate of Limited Partnership of the Fund filed with the Delaware Secretary of State on October 21, 2019 – previously submitted at https://www.sec.gov/Archives/edgar/data/1798925/000149315220013601/ex2-2.htm
2.3	Certificate of Registration of Foreign Limited Partnership of the Fund filed with the California Secretary of State on November 4, 2019 – previously submitted at https://www.sec.gov/Archives/edgar/data/1798925/000149315220013601/ex2-3.htm
2.4	Third Amended and Restated Limited Partnership Agreement of the Fund dated April 17, 2020 – previously submitted at https://www.sec.gov/Archives/edgar/data/1798925/000149315220013601/ex2-4.htm
2.5	Amendment to the Third Restated Limited Partnership Agreement previously submitted at https://www.sec.gov/Archives/edgar/data/1798925/000149315221017254/ex2-5.htm
4.1	Form of Subscription Agreement (revised from previous filing) previously provided at https://www.sec.gov/Archives/edgar/data/1798925/000149315221017254/ex4-1.htm
6.1	Management Agreement by and between IGRE Capital Holdings, LLC and the Fund dated December 17, 2019 previously submitted at https://www.sec.gov/Archives/edgar/data/1798925/000149315220013601/ex6-1.htm
6.4	Promissory Note by and between the General Partner and the Fund dated February 1, 2020 – previously submitted at https://www.sec.gov/Archives/edgar/data/1798925/000149315220013601/ex6-4.htm
6.5	Second amendment to the promissory note previously provided at https://www.sec.gov/Archives/edgar/data/1798925/000149315223024980/ex6-5.htm
6.6	Engagement agreement between CBRE and General Partner, previously provided at https://www.sec.gov/Archives/edgar/data/1798925/000149315221015299/ex6-6.htm
11.1	Consent of auditor, previously provided at https://www.sec.gov/Archives/edgar/data/1798925/000149315223026221/ex11-1.htm

18

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Investment Grade R.E. Income Fund, L.P.,
a Delaware limited partnership

By:	IGRE Capital Holdings, LLC,
a California limited liability company
Its:	General Partner

/s/ Jason Luhan
By:	Jason Luhan
Its:	Manager
Date:	August 15, 2023

19